Exhibit 99.1

China Customer Relations Centers, Inc. Announces Company Record Financial Results for the First Half of 2018

Both Revenues and Net Profit Hit Company Record Highs, Following Growth of 90% and 172%, Respectively

TAI’AN, China, Oct. 12, 2018 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) (“CCRC” or the “Company”), a leading call center business process outsourcing (“BPO”) service provider in China, today announced its financial results for the six months ended June 30, 2018.

First Half of 2018 Highlights (all comparisons to prior year unless noted)

●	Revenues increased by 90.1% to a Company record of $66.0 million driven by continued expansion of its business.

●	Gross profit increased by 103.6% to $20.2 million. Gross margin increased by 2% to 30.6%.

●	Operating income increased by 305.8% to $12.4 million. Operating margin increased by 10% to 18.8%.

●	Net income attributable to common shareholders increased by 172.2% to $11.0 million.

●	EPS attributable to common shareholders was $0.60, versus $0.22 for the same period of last year.

●	As of June 30, 2018, the Company had service capacity of 15,709 seats, compared to 13,992 seats at the end of 2017.

Mr. Gary Wang, Chairman and Chief Executive Officer of CCRC, commented, “We continue to see strong momentum in our business with both revenues and net profit reaching Company record highs following growth of 90.1% and 172.2%, respectively, in the first half of 2018. Gross and operating margins also increased by 2% and 10% percent, respectively, as we also managed our costs and expenses carefully while pursuing growth. As we continue to gain growth from BPO clients, new clients also contributed significantly to the growth in the first half of 2018. These new clients included some high-profile companies such as, Bank of China (Hefei City Branch), China Unicom (Chongqing Provincial Branch), China Post (Chongqing Provincial Branch), China Mobile (Yunnan Provincial Branch), and BAIC BJEV.”

Six Months Ended June 30, 2018 Financial Results (Unaudited)

	For the Six Months Ended June 30,
($ millions, except per share data)	2018	2017	% Change
Revenues	$66.0	$34.7	90.1%
Gross profit	$20.2	$9.9	103.6%
Gross margin	30.6%	28.6%	2.0	pp
Operating income	$12.4	$3.1	305.8%
Operating margin	18.8%	8.8%	10.0	pp
Net income attributable to CCRC	$11.0	$4.0	172.2%
EPS attributable to CCRC - basic and diluted	$0.60	$0.22	172.2%

Revenues

For the six months ended June 30, 2018, revenues increased by $31.3 million, or 90.1%, to a company record high of $66.0 million from $34.7 million for the same period of last year. We continued to see strong demand for our business from existing BPO clients as well as new clients during the six months ended June 30, 2018. As of June 30, 2018, The Company had call centers located at 24 cities across 14 provinces, autonomous regions and municipalities in China, including Shandong, Jiangsu, Anhui, Hebei, Xinjiang, Guangxi, Jiangxi, Chongqing, Beijing, Henan, Shanghai, Sichuan, Yunnan and Guangdong with a capacity approximately of 15,709 seats.

Cost of revenues

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, and facilities support. Cost of revenues increased by $21.0 million, or 84.7%, to $45.8 million for the six months ended June 30, 2018 from $24.8 million for the same period of last year. As a percentage of revenues, cost of revenues was 69.4% for the six months ended June 30, 2018, compared to 71.4% for the same period of last year.

Gross profit and gross margin

Gross profit increased by $10.3 million, or 103.6%, to $20.2 million for the six months ended June 30, 2018 from $9.9 million for the same period of last year. Gross margin increased by 2% to 30.6%, the highest level since 2013, for the six months ended June 30, 2018 from 28.6% for the same period of last year.

Selling, general and administrative expense

Selling, general and administrative expenses increased by $0.9 million, or 13.3%, to $7.8 million for the six months ended June 30, 2018 from $6.9 million for the same period of last year. The increase in selling, general and administrative expenses was a result of higher payroll and bonus expenses paid to the administrative and research personnel and the management team. As a percentage of revenues, SG&A decreased from 19.8% for the six months ended June 30, 2017 to 11.8% for the six months ended June 30, 2018. We are able to maintain our current cost level for administration departments despite the increase in our business for the first half of 2018 due to increased efficiency in our management team. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase in 2018 due to the continuing expansion of our business.

Operating income and operating margin

Income from operations increased by $9.4 million, or 305.8%, to $12.4 million for the six months ended June 30, 2018 from $3.1 million for the same period of last year. The increase in operating income was mainly driven by an increase in revenues and improvement in gross margin and partially offset by increases in selling, general and administrative expenses. Operating margin was 18.8% for the six months ended June 30, 2018, compared to 8.8% for the same period of last year.

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Other income

We received government grants, which are discretionary and unpredictable in nature, of $0.6 million during the six months ended June 30, 2018, compared to $1.3 million during the same period of last year. Government grants as a percentage of net income were 5.2% for the six months ended June 30, 2018, compared to 31.0% for the same period of last year. Total other income, net of other expenses, decreased by $0.9 million, or 63.2%, to $0.5 million for the six months ended June 30, 2018 from $1.4 million for the same period of last year.

Income before provision for income taxes

Income before provision for income taxes increased by $8.5 million, or 188.9%, to $13.0 million for the six months ended June 30, 2018 from $4.5 million for the same period of last year. The increase in income before provision for income taxes was mainly due to the increase in income from operations and partially offset by decrease in other income.

Income taxes

Provision for income taxes was $1.9 million for the six months ended June 30, 2018, compared to $0.3 million for the same period of last year.

Net income and earnings per share

Net income increased by $6.9 million, or 162.7%, to $11.1 million for the six months ended June 30, 2018 from $4.2 million for the same period of last year. After deducting net income attributable to noncontrolling interest, net income attributable to common shareholders was $11.0 million, or $0.60 per basic and diluted share, for the six months ended June 30, 2018, compared to $4.0 million, or $0.22 per basic and diluted share, for the same period of last year.

Financial Conditions

As of June 30, 2018, the Company had cash of $20.5 million, compared to $18.6 million at December 31, 2017. Total working capital was $39.4 million as of June 30, 2018, compared to $30.0 million at the end of 2017.

Net cash used in operating activities was $0.1 million for the six months ended June 30, 2018, compared to net cash provided by operating activities of $1.1 million for the same period of last year. Net cash used in investing activities was $1.6 million for the six months ended June 30, 2018, compared to $2.3 million for the same period of last year. Net cash provided by financing activities was $3.9 million for the six months ended June 30, 2018, compared to net cash used in financing activities of $0.1 million for the same period of last year.

Recent Development

On August 11, 2018, The Company held its 2018 Annual Meeting of Stockholders at its headquarters in Tai’An City, Shandong Province.  The Company’s shareholders: 1) reelected Weixin Wang and Owens Meng as Class II Directors; 2) ratified the appointment of MaloneBailey, LLP as its independent registered public accounting firm for the fiscal year of 2018; and 3) approved the 2018 Share Incentive Plan.

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Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About China Customer Relations Centers, Inc.

The Company is a leading BPO service provider in China focusing on the complex, voice-based segment of customer care services, including:

●	customer relationship management;

●	technical support;

●	sales;

●	customer retention;

●	marketing surveys; and

●	research.

The Company’s service is currently delivered from call centers located at over 24 cities across 14 provinces, autonomous regions and municipalities in China, including Shandong, Jiangsu, Anhui, Hebei, Xinjiang, Guangxi, Jiangxi, Chongqing, Beijing, Henan, Shanghai, Sichuan, Yunnan and Guangdong with a capacity of approximately 15,709 seats. More information about the Company can be found at: www.ccrc.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding its: 1) anticipated increase in administrative costs; and 2) continued growth and business outlook, are forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692

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CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS
Cash and cash equivalents	$20,451,269	$18,628,365
Accounts receivable, net	32,819,649	23,689,583
Notes receivable - related party	951,791	968,277
Prepayments	2,221,324	1,277,149
Due from related parties, net	193,170	219,051
Other current assets	1,429,910	1,084,929
Total current assets	58,067,113	45,867,354
Equity investments	3,625,871	3,688,676
Property and equipment, net	6,655,375	6,067,338
Deferred tax assets	431,388	313,463
Total non-current assets	10,712,634	10,069,477
Total assets	$68,779,747	$55,936,831

LIABILITIES AND EQUITY
Accounts payable	$1,124,730	$495,177
Accounts payable - related parties	39,698	46,661
Accrued liabilities and other payables	2,826,636	4,724,823
Deferred revenue	417,941	607,660
Wages payable	5,853,536	5,565,078
Income taxes payable	842,443	541,321
Short term loan	7,553,897	3,842,371
Total current liabilities	18,658,881	15,823,091
Total liabilities	18,658,881	15,823,091
Equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of June 30, 2018 and December 31, 2017	18,330	18,330
Additional paid-in capital	11,202,396	11,202,396
Retained earnings	35,478,905	25,292,402
Statutory reserves	3,418,376	2,597,031
Accumulated other comprehensive income (loss)	(994,341)	80,868
Total China Customer Relations Centers, Inc. shareholders’ equity	49,123,666	39,191,027
Noncontrolling interest	997,200	922,713
Total equity	50,120,866	40,113,740
Total liabilities and equity	$68,779,747	$55,936,831

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CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For The Six Months Ended June 30,
	2018	2017

Revenues, net	$66,036,657	$34,737,119
Cost of revenues	45,803,839	24,799,720
Gross profit	20,232,818	9,937,399
Operating expenses:
Selling, general & administrative expenses	7,787,102	6,870,337
Total operating expenses	7,787,102	6,870,337
Income from operations	12,445,716	3,067,062
Interest expense	(120,659)	-
Government grants	572,245	1,309,558
Other income	80,470	170,032
Other expense	(9,270)	(57,080)
Total other income	522,786	1,422,510
Income before provision for income taxes	12,968,502	4,489,572
Income tax provision	1,863,761	262,223
Net income	11,104,741	4,227,349
Less: net income attributable to noncontrolling interest	96,893	183,128
Net income attributable to China Customer Relations Centers, Inc.	$11,007,848	$4,044,221

Comprehensive income
Net income	$11,104,741	$4,227,349
Other comprehensive income (loss)
Foreign currency translation adjustment	(1,097,615)	707,037
Total Comprehensive income	10,007,126	4,934,386
Less: Comprehensive income attributable to noncontrolling interest	74,487	201,341
Comprehensive income attributable to China Customer Relations Centers, Inc.	$9,932,639	$4,733,045

Earnings per share attributable to China Customer Relations Centers, Inc.
Basic	$0.60	$0.22
Diluted	$0.60	$0.22
Weighted average common shares outstanding
Basic	18,329,600	18,329,600
Diluted	18,329,600	18,329,600

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CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended June 30,
	2018	2017

Cash flows from operating activities
Net income	$11,104,741	$4,227,349
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,219,183	808,302
Loss on disposal of property and equipment	3,366	2,541
Deferred income taxes	(128,150)	(54,388)
Changes in assets and liabilities:
Accounts receivable	(9,911,512)	(556,543)
Due from related parties, net	(94,772)	-
Prepayments	(1,178,806)	(1,341,182)
Other current assets	(377,832)	(415,423)
Accounts payable	624,601	(171,593)
Accounts payable - related parties	(6,414)	(73,387)
Wages payable	398,411	546,565
Income taxes payable	322,647	(707,263)
Deferred revenue	(186,486)	(42,085)
Accrued liabilities and other payables	(1,896,512)	(1,125,830)
Net cash provided by (used in) operating activities	(107,535)	1,097,063
Cash flows from investing activities
Purchase of property and equipment	(1,720,478)	(251,460)
Proceeds from sale of property and equipment	71	73
Payments for equity investments	-	(2,025,526)
Advances to related parties	-	(21,821)
Repayments from related parties	117,802	-
Net cash used in investing activities	(1,602,605)	(2,298,734)
Cash flows from financing activities
Contribution from noncontrolling investor in subsidiary	-	353,581
Repayments to related parties	-	(465,828)
Borrowings from short term loan	3,891,596	-
Net cash provided by (used in) financing activities	3,891,596	(112,247)
Effect of exchange rate changes on cash and cash equivalents	(358,552)	312,268
Net change in cash and cash equivalents	1,822,904	(1,001,650)
Cash and cash equivalents, beginning of the period	$18,628,365	$15,947,268
Cash and cash equivalents, end of the period	$20,451,269	$14,945,618
Supplemental cash flow information
Interest paid	$120,659	$43,591
Income taxes paid	$1,647,613	$739,233
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$176,730	$472,105
Liabilities assumed in connection with purchase of property and equipment	$49,318	$292,585

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